Exhibit 4.1

DISTRIBUTION REINVESTMENT PLAN

This Distribution Reinvestment Plan (the “Plan”) is adopted by Fidelity Core Real Estate Fund (the “Company”) pursuant to its Declaration of Trust (as amended or restated from time to time, the “Declaration of Trust”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Declaration of Trust.

1. Distribution Reinvestment. As agent for the shareholders of the Company (the “Shareholders”) who purchase the shares of beneficial interest of the Company (collectively, “Shares”) pursuant to the Company’s private offering of Shares pursuant to the applicable exemption from registration under the Securities Act (the “Private Placement”) and who elect to participate in the Plan (the “Participants”), the Company will apply all dividends and distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares held by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of each such class for such Participant.

2. Effective Date. The effective date of the Plan shall be August 20, 2026.

3. Procedure for Participation. Any Shareholder who has received a copy of the Company’s confidential private placement memorandum with respect to the Private Placement (as amended, supplemented or restated, the “Memorandum”), will become a Participant if they elect to become a Participant by noting such election on their subscription agreement. If any Shareholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the placement agent or dealer manager for the Private Placement or any broker-dealer or investment adviser participating in the distribution of Shares in the Private Placement.

Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is required to promptly notify the Company in writing if the Participant experiences a material change in his, her or its financial condition, including without limitation the failure to continue to qualify as an “accredited investor” (as defined by Rule 501(a) of the Securities Act) or any other investment suitability standards imposed by the Company and set forth in the Memorandum. Further, each Participant will provide any periodic certifications of its continued qualification as an accredited investor as may be reasonably requested by the Company.

5. Purchase of Shares. Participants will acquire Shares from the Company at a price equal to the most recently determined transaction price per Share applicable to the class of Shares held by the Participant on the date that the Distribution is paid (calculated as of the most recent month end). No upfront placement agent fees or selling commissions will be payable with respect to Shares issued pursuant to the Plan, but Shares of certain classes will be subject to applicable ongoing shareholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Shares pursuant to the Plan and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Declaration of Trust to be violated.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE THEREON. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE MEMORANDUM.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per Share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each Participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering ten (10) business days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a month in order for a Participant’s termination to be effective for such month (i.e., a timely termination notice will be effective as of the last day of a month in which it is timely received and will not affect participation in the Plan for any prior month). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase a portion of the Participant’s Shares, the Participant’s participation in the Plan will continue with respect to the Participant’s Shares that were not repurchased. If a Participant requests that the Company repurchase all of the Participant’s Shares, the Participant’s participation in the Plan will be automatically terminated, whether or not all of the Participant’s Shares are actually repurchased. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of participation in the Plan for any reason, all future Distributions will be distributed to the former Participant in cash.

10. Amendment, Suspension or Termination by the Company. The Trustee may amend any aspect of the Plan; provided, however, that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and notice of any such amendment will be provided to the Shareholders. The Trustee may suspend the Plan for any reason, provided that notice of any such suspension will be provided to the Shareholders.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account.